Qudian Inc.

15/F Lvge Industrial Building

1 Datun

Chaoyang District, Beijing 100012

People’s Republic of China

+86-10-59485220

October 13, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. Christopher Dunham, Esq., Staff Attorney
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc. (CIK No. 0001692705)
Registration Statement on Form F-1, as amended (File No. 333-220511)
Registration Statement on Form 8-A (File No. 001-38230)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Qudian Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on October 17, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A, as amended, under the Securities Exchange Act of 1933, as amended, covering the American depositary shares representing ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Morgan Securities & Co. International plc, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited and UBS Securities LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

Qudian Inc.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and chief executive officer